[redacted]

15027213

OFFICIAL USE
011-00037

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [X] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [X] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [X] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 12 2015
03 REGISTRATIONS BRANCH

4. A. Full name of the financial institution FTN Financial Capital Markets

   B. Address of principal office of financial institution:

   845 Crossover Lane, Suite 150
   Address

   Memphis — TN — 38117
   City — State — Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

   City — State — Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   Address

   City — State — Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Penny Michael	VP, Compliance Officer	901-435-8645

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See Attached List				

6/23

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
See Attached List	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. [X] Yes B. [ ] No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Penny Elaine Michael
Name (First, Middle, Last)

VP, Compliance Officer
Title

Penny Michael
Signature

6/2/2015
Date

FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
June 2, 2015

#5 Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.

99 Summer Street, Suite 1730
Boston, MA 02110

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 300
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1601 Market Street
Suite 3300
Philadelphia, PA 19103

3344 Peachtree Road
Suite 1965
Atlanta, GA 30326

33 Queens Street
Suite 302
Syosset, NY 11791

50 California Street
Suite 1500
San Francisco, CA 94111

1691 Michigan Avenue
Suite 210
Miami Beach, FL 33139

9901 IH 10 West
Suite 800
San Antonio, TX 78230

888 Prospect Street
Suite 200
La Jolla, CA 92037

100 Chesterfield Business Parkway
Suite 200, Office 286
Chesterfield, MO 63005

865 Tahoe Blvd
Suite 108-C
Incline Village, NV 89451

201 International Circle
Suite 230
Hunt Valley, MD 21030

3009 Post Oak Blvd.
Suite 1210
Houston, TX 77056

Address Change Effective 5-29-15

28 Bridgeside Blvd.
1st Floor
Mt. Pleasant, SC 29464

633 W. 5th Street
Suite 2676
Los Angeles, CA 90071

106 E Sixth Street
Suite 900
Austin, TX 78701

980 9th Street
16th Floor, Suite 4
Sacramento, CA 95814

3333 Warrenville Road
Suite 200
Lisle, IL 60532

7 Waterfront Plaza
500 Ala Moana Blvd, Suite 400
Honolulu, HI 96813

51 JFK Parkway
1st Floor West
Short Hills, NJ 07078

New Branch Office Effective 6-2-15

#6 Management, Direction, or Supervison

Name	Title
Mike Kisber	President
Tim Romanow	Trading Manager/Wholesale Markets
Joel Ross	Risk Control Manager
Steve Twersky	Portfolio Strategies Manager
Jim Vogel	Interest Rates Strategist
Bill Buck	Operations Manager
Mike Waddell	Chief Operating & Financial Officer
Michael Allen	Public Finance Manager
Rodney Turner	National Sales Manager
Steve Walsh	Sales Manager
Jack Rosell	Sales Manager
Steve Zanone	Sales Manager
Bert Jennings	Sales Manager
Heather MacGregor	Sales Manager
Michael Goodwin	Dealer Sales Manager
Penny Michael	Compliance Officer / AML BSA Officer